Exhibit 4

Aaron’s Second Largest Shareholder Nominates Five to Company’s Board

—Nominees Include Former Aaron’s Executive Ken Butler
and Two of Aaron’s Largest Franchisees—

Orlando, FL – March 7, 2014 – Vintage Capital Management, LLC (together with its affiliates, “VCM”) has notified Aaron’s, Inc. (NYSE: AAN) that five candidates are being submitted as nominees for the Board of Directors of Aaron’s at the 2014 Annual Meeting of Shareholders to be held in May. The five nominees are W. Kenneth Butler, Jr., formerly the Chief Operating Officer of Aaron’s and a member of the Board of Directors; Matthew E. Avril, the retired President, Hotel Group of Starwood Hotels & Resorts Worldwide, Inc.; Spencer S. Smith, a major veteran Aaron’s franchisee; Thomas R. Bernau, another major veteran Aaron’s franchisee; and Brian R. Kahn, Managing Member of VCM and former Aaron’s franchisee. (Full biographies of the nominees are included below).

Brian R. Kahn, Managing Member of VCM, made the announcement and expressed concern about poor recent financial results and continued decline of store traffic, especially the precipitous loss of what is estimated to exceed another 50,000 customers so far this year under current management. He noted that the customer losses follow 27 years of continuous growth under former management that included Mr. Butler.

“It has become clear to us that immediate and decisive action is needed to stabilize Aaron’s and preserve shareholder value,” said Brian R. Kahn, Managing Member of VCM. “Changes to Aaron’s senior management team over the last two years have resulted in the implementation of the wrong strategies for the business. By our estimates, Aaron’s has lost an additional 50,000 customers just since January 1, 2014—a truly staggering number for a period of only two months and an extremely worrisome indicator of the current state of the company. Aaron’s shareholders need a Board of Directors that can stand up to current management as well as develop and implement a sound strategy for Aaron’s to create shareholder value instead of watching the company continue to decline. For far too long, shareholders have suffered under the failed leadership of a conflicted Board that has lacked the independence and skills necessary to properly act as our fiduciaries.

“Aaron’s incumbent directors—particularly Ron Allen and Ray Robinson, the two Class I directors expected to stand for election at the 2014 Annual Meeting—have a well-established and public track record of failing shareholders by pursuing ill-advised strategies that have soured relationships with Aaron’s customers, franchisees and employees.

“In nominating candidates for the Board of Directors, we offer shareholders a way to clearly express their dissatisfaction with the changes that Ron Allen has made at Aaron’s over the last two and a half years,” said Mr. Kahn. “Ken Butler, one of our nominees, was a senior executive at Aaron’s for many years and served on the Board for over 10 years. Ken is universally regarded as a leader in the Rent-to-Own industry, and for over 30 years served as the face and voice of Aaron’s, connecting with everyone from customers to Board members. We are confident that returning Ken to the Board, with his unique insight on Aaron’s heritage and business, will be instrumental in helping the Board remedy the failed initiatives put in place by Aaron’s current management team.”

Demonstrating the extent to which all of Aaron’s stakeholders support change, two of VCM’s nominees, Spencer Smith and Tom Bernau, are two of Aaron’s largest franchisees. “We are gratified that these two highly respected and knowledgeable franchisees have expressed their support for change at Aaron’s. Both Spencer and Tom have made substantial investments in Aaron’s. They deal with Aaron’s customers and employees on a daily basis and understand just how damaging the changes made over the last several years have been to Aaron’s core business,” said Mr. Kahn.

VCM also called on Aaron’s to immediately explain to shareholders why Aaron’s has chosen to violate its bylaws and Georgia law, which unambiguously requires directors on a classified board such as Aaron’s to be divided into classes that have an equal number of directors. “Under Aaron’s own bylaws and Georgia law, Aaron’s staggered, nine member Board of Directors should have the same number of directors in each class. Instead, for reasons that Aaron’s has not explained, the Board is divided into classes of four directors, three directors and two directors. We ask the Board to immediately remedy this substantial disenfranchisement of shareholders so that each director class is composed of three directors. We will monitor this ongoing violation of law and will take all appropriate action to ensure that shareholders have an opportunity to elect three directors at the 2014 Annual Meeting,” said Mr. Kahn.

Mr. Kahn concluded, “As one of Aaron’s largest shareholders, the rapidly accelerating decline in the company’s business has become so troubling that we feel we must take this action. Customers are leaving in droves while Ron Allen and his management team waste time and shareholders’ money changing all facets of a business that was not broken. Numerous Aaron’s stakeholders—from shareholders to franchisees to employees—have told us that they are concerned about the health of Aaron’s and want a change in the company’s leadership. Our purpose in this proxy contest is to enable Aaron’s shareholders to raise their voice in favor of change, and to provide capable directors who will hear them.”

Biographies

W. Kenneth Butler, Jr. served as Aaron’s Chief Operating Officer from August 2008 to May 2013. Prior to that, Mr. Butler served as President of Aaron’s Sales & Lease Ownership division since 1995. He also served as Vice President of that division from 1986 to 1995. Mr. Butler joined Aaron’s in 1974 as a store manager. From 2000 until May 2013, Mr. Butler was a member of the Aaron’s Board of Directors. Mr. Butler has served as a director of RE/MAX of Georgia, Tennessee, Kentucky and Ohio since 2005.

Matthew E. Avril retired from Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”) in December 2012, where he had served as President, Hotel Group since September 2008. Mr. Avril was responsible for hotel operations worldwide for Starwood’s nine hotel brands, consisting of approximately 1,100 properties in more than 97 countries. Mr. Avril also oversaw Starwood’s global sales organization. Mr. Avril began his career with Starwood in 1989 through Vistana, Inc., the predecessor to Starwood Vacation Ownership. Mr. Avril is a director of API Technologies Corp. and Zentila.

Spencer S. Smith is the Chief Executive Officer of Smith Group, one of the largest franchisees in the Aaron’s system. After starting with a single Aaron’s franchise, Mr. Smith now owns and operates 43 Aaron’s locations.

Thomas R. Bernau is the owner of Arona Corporation, an operator of 51 Aaron’s franchises and one of the largest franchisees in the Aaron’s system. In addition to numerous other business interests, Mr. Bernau serves on the Board of Directors of several private companies.

Brian R. Kahn founded and has served as the investment manager of VCM and its predecessor since 1998. Mr. Kahn has served as Chairman of API Technologies Corp. since January 2011; from January 2011 to August 2012, Mr. Kahn also served as Chief Executive Officer of API. From October 2011 to July 2012, Mr. Kahn was a director of Integral Systems, Inc. From September 2009 to April 2010, Mr. Kahn was the Chairman of White Electronic Designs Corporation. Mr. Kahn is also a member of the Board of Managers of Buddy’s Newco, LLC d/b/a/ Buddy’s Home Furnishings, an owner and franchisor of rent-to-own stores. Earlier in his career, Mr. Kahn was the owner of Rosey Rentals L. P., which at the time was the second-largest franchisee of Aaron’s, Ace TV Rental and Choice Rent-to-Own.

Additional Information and Where to Find It

Vintage Capital Management, LLC (“VCM”), collectively with W. Kenneth Butler, Jr., Matthew E. Avril, Spencer S. Smith, Thomas R. Bernau and Brian R. Kahn, are participants in the solicitation of proxies from shareholders in connection with the 2014 Annual Meeting of Shareholders (the “Annual Meeting”) of Aaron’s, Inc. (the “Company”). VCM intends to file a proxy statement (the “2014 Proxy Statement”) with the Securities and Exchange Commission (the “SEC”) in connection with the solicitation of proxies for the Annual Meeting.

VCM and Mr. Kahn may be deemed to beneficially own 7,277,000 shares of the Company’s common stock, representing approximately 10.1% of the Company’s common stock. None of the other participants owns in excess of 1% of the Company’s common stock. Additional information regarding such participants, including their direct or indirect interests, by security holdings or otherwise, will be included in the 2014 Proxy Statement and other relevant documents to be filed with the SEC in connection with the Annual Meeting.

Promptly after filing its definitive 2014 Proxy Statement with the SEC, VCM intends to mail the definitive 2014 Proxy Statement and a WHITE proxy card pursuant to applicable SEC rules. SHAREHOLDERS ARE URGED TO READ THE 2014 PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain, free of charge, copies of the definitive 2014 Proxy Statement and any other documents filed by VCM with respect to the Company with the SEC in connection with the Annual Meeting at the SEC’s website (http://www.sec.gov) or by writing to Vintage Capital Management, LLC, 4705 S. Apopka Vineland Road, Suite 210, Orlando, FL 32819.

About Vintage Capital Management, LLC

Vintage Capital Management, LLC (“VCM”) is a value-oriented, operations-focused private and public equity investor specializing in the aerospace & defense, manufacturing and consumer sectors with a 15-year track record of consistently successful returns. VCM adheres strictly to a capital preservation approach defined by its commitment to control (economic or otherwise); vigilant analysis; structural advantages; and partnership with successful operators well known to VCM.

Contact

Brian R. Kahn

Vintage Capital Management, LLC

(407) 909-8015

bkahn@vintcap.com